Sodexho
– ALLIANCE –
Restauration et Services

Direction Groupe

July 4, 2006

Ms. Cecilia D. Blye
Chief of the Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Sodexho Alliance, SA
Form 20-F for the year ended August 31, 2005
File No. 1-31274

Dear Ms. Blye:

Below please find Sodexho’s response to the comment of the Staff of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 30, 2006 with respect to the referenced Form 20-F of Sodexho Alliance, SA (“Sodexho”).

The Staff’s comment has been reproduced in italics and is followed by Sodexho’s response.

General

We note the representations in your response letter of June 26, 2006, that you do not currently have activities in Iran, and that Mr. Japy’s comments regarding Iran spoke only to market potential in the longer term. Please advise us whether you anticipate having operations or other contacts in, or with, Iran during the remainder of the current fiscal year or during the next fiscal year.

Sodexho’s response

Sodexho does not anticipate having operations or other contacts in or with Iran during the remainder of the current fiscal year or during the next fiscal year.

* * *

[B.P. 100 – 78883 Saint-Quentin-Yvelines Cedex - Tél. : 01 30 85 75 00 - Fax : 01 30 43 09 58 - www.sodexho.com Sodexho Alliance S.A. au capital de 636 105 652 euros - 3, avenue Newton - 78180 Montigny-le-Bretonneux -301 940 219 RCS Versailles]

Sodexho acknowledges that:
  it is responsible for the adequacy and accuracy of disclosures in its filings;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address the comment raised in your letter and any concerns which the Staff may have. If you have any questions, please let us know.

Sincerely,
/s/ Siân Herbert-Jones

Siân Herbert-Jones
Chief Financial Officer

cc:	Karen Garnett
Assistant Director
Division of Corporation Finance